MDC Corporation Inc.

Third Quarter Report

9 months ended September 30, 2002

Financial Highlights

[MDC Corporation Inc. logo]

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
                                   Consolidated Financial Summary
                    (in thousands of Canadian dollars, except per share amounts)
                                             (unaudited)

                                                          Three months ended September 30
                                                        ------------------------------------------------------------
                                                                      2002                  2001       % Change
                                                        -------------------  --------------------   ----------------

Sales                                                              221,037               262,343               -16%

Operating income                                                    16,379                29,328               -44%

Cash flow from operations                                           11,013                11,560                -5%

Income (loss) from continuing operations                             5,498              -154,083

Net income (loss) for the period                                     5,498              -154,083

Earnings per share
   Income from continuing operations
                                         Basic                        0.30                 -9.14
                                     Fully diluted                    0.21                 -9.14

   As Reported
                                         Basic                        0.30                 -9.14
                                     Fully diluted                    0.21                 -9.14

Cash flow per share
                                         Basic                        0.63                  0.65                -3%
                                     Fully diluted                    0.42                  0.48               -13%

Weighted average nuimber of shares outstanding
                                         Basic                  16,915,341            16,909,743                +0%
                                     Fully diluted              26,558,351            24,315,213                +9%


The comparative figures have been restated for a change in accounting policy applied retroactively.

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Table Continued

                                                               Nine months ended September 30
                                                          ----------------------------------------------------------
                                                                        2002                 2001       % Change
                                                          -------------------   ------------------   ---------------

Sales                                                                713,314              827,048              -14%

Operating income                                                      60,182               87,829              -31%

Cash flow from operations                                             28,220               43,752              -36%

Income (loss) from continuing operations                             145,977             -153,947

Net income (loss) for the period                                     145,977             -193,947

Earnings per share
   Income from continuing operations
                                         Basic                          8.56                -9.22
                                     Fully diluted                      5.74                -9.22

   As Reported
                                         Basic                          8.56               -11.59
                                     Fully diluted                      5.74               -11.59

Cash flow per share
                                         Basic                          1.60                 2.49              -36%
                                     Fully diluted                      1.12                 1.99              -44%

Weighted average nuimber of shares outstanding
                                         Basic                    16,915,341           16,876,055               +0%
                                     Fully diluted                25,501,775           22,148,656              +15%


The comparative figures have been restated for a change in accounting policy applied retroactively.


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Management's Discussion & Analysis

The following discussion focuses on the operating performance of MDC
Corporation Inc. (the "Company") for the three- and nine-month periods ended September 30, 2002 and 2001, and the financial condition as at September 30, 2002. This analysis should be read in conjunction with the consolidated interim financial statements presented in this interim report and the annual audited consolidated financial statements and Management's
Discussion and Analysis presented in the Annual Report to Shareholders for the year ended December 31, 2001. All amounts are in Canadian dollars unless otherwise stated.

Overview

MDC's third quarter results are significantly improved over the third quarter of 2001, reflecting management's commitment to the successful execution of the strategic plan commenced a year ago to maximize efficiencies and streamline core operations, divest of non-core assets, improve the balance sheet and reduce indebtedness.

     During the quarter, we completed the sale of A.E. McKenzie Co. Inc.
and The House of Questa, our U.K. stamp operation, as well as the divestiture of our Australian ticketing operations.

     The operating results of the remaining Secure Transactions businesses improved significantly as a result of improvements across the division, particularly in the U.S. direct-to-consumer cheque operation, the North
American stamp and the Canadian card operations. Maxxcom also demonstrated quarter-over-quarter revenue growth and has continued to focus on the reduction of infrastructure costs.

Three Months Ended September 30, 2002 Compared with the Three Months Ended
September 30, 2001

Sales

Sales for the third quarter of 2002 on a consolidated basis totalled $221.0 million, a decline of $41.3 million or 16% from the third quarter of the previous year, primarily the result of the divestitures that have been made by the Secure Transactions Division.

     The Secure Transactions Division reported sales of $72.9 million for the three months ended September 30, 2002 compared to $124.7 million in the same period last year. Excluding operations that have been disposed of, quarterly sales increased by $4.6 million, 7% higher than the third quarter of 2001. The Canadian card operations, the North American stamp operations and Mercury, the Canadian ticketing business, all contributed to the revenue growth.

     Total sales at Maxxcom for the quarter ended September 30, 2002 were $148.1 million, representing an increase of $10.5 million or 8% over the $137.6 million reported for the same quarter of 2001. The increase in revenues was primarily the result of increased billings from the advertising agencies, as well as an expansion of research and consulting services, combined with increased demand for branding and corporate identity services.

Gross Profit

Gross profit, at $106.8 million for the quarter, decreased by $25.7 million or 19% from the consolidated gross profit of $132.5 million in the same prior-year period. The gross margin percentage declined to 48.3% from 50.5% for the third quarter last year.

     Gross profit of the Secure Transactions Division was $40.5 million, a decline of $27.5 million compared to the third quarter of 2001 primarily due to the disposal of certain operations, in particular, the Canadian cheque operations. The gross profit of the remaining operations of the Secure Transactions Division improved $2.7 million over last year, and gross margin increased marginally to 55.8%.

     Maxxcom's gross profit was $66.3 million, up $1.8 million or 3% from the prior-year third quarter; however, gross margin declined from 46.9% to 44.8%, negatively impacted by pricing pressures and the continued shift in demand experienced during the quarter away from higher margin advertising and media placement services.

Operating Expenses

Consolidated operating expenses of $90.4 million were 12% or $12.8 million lower than the $103.2 million of the third quarter last year. Operating costs of the Secure Transactions Division decreased by $15.6 million partially offset by a $2.8 million increase to those incurred by Maxxcom.

     After adjusting for the effect of disposed operations, operating expenses of the Secure Transaction Division decreased by $1.5 million to $28.8 million in the third quarter of this year from $30.3 million in the third quarter of 2001. On the same basis, operating expenses as a percentage of sales improved to 41.3% in 2002 from 46.5% in 2001 as a result of cost reduction initiatives implemented over the past year.

     Operating expenses at Maxxcom were $60.3 million for the quarter, 5% higher than the $57.4 million recorded in the prior year primarily due to the increase in revenues and $0.9 million of severance costs recorded in the quarter related to further staff reductions to more efficiently align costs with revenues. As a percentage of sales, operating costs decreased to 40.7% in 2002 versus 41.7% in 2001.

Operating Income before Other Income (Charges)

Consolidated operating income before other charges was $16.4 million for the third quarter of 2002, representing a decrease of $12.9 million or 44% from the $29.3 million achieved last year. Operating income before other charges decreased to 7.4% of sales in 2002 from 11.2% of sales in 2001.

     The Secure Transactions Division generated operating income before other charges of $10.3 million for the quarter, a decrease of $12.0 million from the third quarter of 2001. Excluding disposed operations, operating income increased by $4.2 million over the prior year quarter. Improvements in operating income were generated from each of the U.S. cheque, North
American stamp, card and ticketing operations. Operating income as a percentage of sales increased from 9.1% last year to 14.5% in Q3 2002.

     Maxxcom's operating income before other charges decreased $0.9 million from $7.0 million in 2001 to $6.1 million for the quarter ended September
30, 2002, with operating margins of 4.1% of sales in this quarter versus
5.1% of sales in the third quarter of last year.

Net Gain on Asset Dispositions and Other Charges

The net gain on asset dispositions and other charges for the quarter was $1.9 million. During the quarter, the Company completed the divestiture of A.E. McKenzie Co. Inc and The House of Questa, and the disposition of the Australian ticketing operation. The third quarter 2001 expense of $154.0 million related to restructuring and other charges incurred as a result of the Company's implementation of a plan to maximize efficiencies in core businesses and to divest of non-core operations.

Unrealized Foreign Exchange Loss

Effective July 1, 2002, management designated the U.S. dollar denominated
10.5% Senior Subordinated Notes ("Notes") as a hedge against the foreign exchange exposure of the U.S. Secure Transactions operations. The hedge has been applied on a prospective basis from the effective date whereby any foreign exchange translation adjustment of the Notes will reduce offsetting foreign exchange translation adjustment of the U.S. operations which is reflected in the cumulative translation adjustment account within shareholders' equity. The third quarter comparative financial statements have been restated to recognize a $12.2 million unrealized foreign exchange loss, in accordance with the Canadian Generally Accepted Accounting
Principles ("GAAP") recommendations, adopted by the Company effective
January 1, 2002, that require exchange gains or losses to be included in the determination of net income for the period. Prior to January 1, 2002, MDC deferred and amortized foreign exchange gains and losses related to its Notes over the life of the Notes in accordance with GAAP at that time.

Amortization

Consolidated amortization amounted to $5.5 million this quarter, $3.0 million lower than the amortization of $8.5 million in 2001. This decrease was attributable to the lower level of capital assets associated with the Secure Transactions Division due to dispositions of operations that have taken place over the last twelve months. At Maxxcom, amortization increased as a result of an increased asset base due to capital and other asset expenditures since the third quarter of 2001. Amortization for the comparative quarter in 2001 has been restated as a result of retroactive treatment of the change in accounting policy required to comply with new
Canadian GAAP for foreign currency gains and losses on long-term monetary assets and liabilities.

Interest, Net

Interest expense for the quarter, at $6.1 million, decreased by $8.5 million or 58% compared to the same period of 2001 due primarily to the reduced level of long-term indebtedness outstanding during the period combined with a reduction of interest expense on floating rate debt, due to lower rates in the third quarter of 2002.

Income (Loss) before Income Taxes, Goodwill Charges and Minority Interest

The income before income taxes, goodwill charges and minority interest was $5.6 million in the quarter ended September 30, 2002, compared to a loss of $160.0 million last year. The improvement is primarily due to the restructuring charges and unrealized foreign exchange loss recorded in 2001, net of the effect of the lower margins and increased amortization charges at Maxxcom in the third quarter of 2002.

Income Taxes Expense (Recovery)

Income tax expense was $1.0 million in the third quarter of the year, compared to a recovery of $49.0 million last year. Income taxes were 15.2% of income before income taxes, goodwill charges and minority interest in the 2002 third quarter versus 30.6% in 2001. The tax rate recorded in the third quarter of 2002 may not be sustainable in the future as a result of the divestitures that have been completed.

Goodwill Charges

Goodwill charges for the three-month period ending September 30, 2001 were $48.2 million, including a $45.0 million provision taken for goodwill in relation to the businesses considered as non-core in the restructuring plan developed in that quarter. Effective January 1, 2002, the Company adopted, on a prospective basis, the new accounting recommendations with respect to goodwill and other intangibles. Under these standards, goodwill is no longer amortized, but tested for impairment annually. A charge to retained earnings of $99.5 million was recorded in the second quarter of 2002 as a result of transitional goodwill impairment tests conducted by the Company.

Minority Interest (Recovery)

Minority interest represents an expense of $0.1 million for the third quarter of 2002, compared to a recovery of $5.2 million in 2001, and accounts primarily for the minority interest share of the net income
(losses) of Maxxcom and Metaca.

Net Income (Loss) for the Period

Net income for the third quarter of 2002 was $5.5 million, compared to a net loss in 2001 of $154.1 million. This improvement is primarily due to the restructuring charges recognized in the third quarter of last year, net of the impact of the divestiture of several businesses.

Nine Months Ended September 30, 2002 Compared with the Nine Months Ended
September 30, 2001

Sales

At September 30, 2002, year-to-date revenue was $713.3 million, compared to $827.0 million for the same period in 2001, a decrease of $113.7 million or 14%, primarily as a result of the divestitures that have been made by the Secure Transactions Division. However, Maxxcom also experienced declines in sales for the first three quarters of the year as compared to last year.

     Sales for the Secure Transactions Division were $278.5 million versus the $387.9 million achieved last year. $107.4 million of the decrease was directly attributable to the disposed operations. The remainder of the decrease in revenues was primarily due to lower sales in the U.S. cheque operations.

     Maxxcom revenues were $434.8 million, down 1% or $4.4 million from the $439.2 million achieved in the first nine months of the prior year, reflecting the impact of a decline in demand for advertising and database management services.

Gross Profit

Consolidated gross profit was $343.1 million, representing a decrease of $74.0 million or 18% over the gross profit of $417.1 million in the same period last year.

     For the first nine months of 2002, the Secure Transactions Division recorded a $61.7 million decrease in gross profit and gross margin decreased to 53.7% from 54.5% in 2001. A decrease in the year-to-date gross profit of $65.2 million related to disposed operations was partially offset by increased profits from the remaining operations.

     Maxxcom reported a decrease of $12.2 million or 6% from 2001. Gross margins also decreased, from 46.8% to 44.5%, due to a continuation of the shift in client demand for more "below-the-line" services as opposed to higher margin advertising.

Operating Expenses

Consolidated operating expenses for the first three quarters of 2002 totalled $282.9 million, a decrease of $46.4 million from the same period of 2001. Operating expenses expressed as a percentage of sales remained unchanged from the prior year at 39.7%.

     Operating expenses for the Secure Transactions Division were $106.4 million on a year-to-date basis at September 30, 2002, compared to $144.6 million in 2001, and increased to 38.2% of sales in 2002 from 37.3% of sales in the prior year. Excluding the expenses of disposed operations, operating expenses were $86.4 million for the nine months ended September
30, 2002 compared to $87.6 million in 2001, representing a nominal decrease.

     Maxxcom's operating expenses totalled $176.5 million for the first nine months of 2002, reflecting a decrease of $8.2 million or 4% over the $184.7 million in 2001. Operating expenses improved to 40.6% of sales in 2002 from 42.1% of sales in 2001. The decrease results from a decline in revenues as well as cost-cutting initiatives implemented in the second half of 2001.

Operating Income before Other Income (Charges)

For the first nine months of 2002, consolidated operating income before other charges was $60.2 million, a decrease of $27.6 million or 31% from the $87.8 million achieved in 2001. Operating income before other charges as a percentage of sales decreased from 10.6% in 2001 to 8.4% of sales in 2002.

     Operating income before other charges from the Secure Transactions
Division was $43.2 million, a decrease of 35% over the $66.9 million for the first three quarters of 2001. Operating income before other charges at 15.5% of sales on a year-to-date basis decreased from last year at 17.2%.
Excluding the operating profits of disposed operations from both nine-month periods, income from operations was $25.4 million, up $4.7 million from the same period of 2001.

     Operating income before other charges for the Maxxcom group was $17.0 million year-to-date, $4.0 million lower than the $21.0 million achieved in 2001. The decline in margin, 3.9% of sales in 2002 versus 4.8% of sales last year, was primarily the result of increased professional fees with respect to the renegotiation of partnership agreements, severance costs and higher production costs associated with the mix of services provided in the first nine months of 2002 versus 2001, which more than offset the improvements made through the cost reduction initiatives implemented since last year.

Net Gain on Asset Dispositions and Other Charges

The net gain on asset dispositions of $158.9 million comprised primarily of gains from the sale of the Davis + Henderson ("D+H") operations, the settlement of US$112.5 million of the 10.5% Senior Subordinated Notes at 89% of the original principal amount, and the third quarter dispositions of A.E. McKenzie Co. Inc. and The House of Questa, net of additional provisions against the remaining non-core assets in the Secure Transactions
Division.

Unrealized Foreign Exchange Gain (Loss)

The year-to-date unrealized foreign exchange gain at September 30, 2002 was $6.7 million compared to a $15.8 million unrealized loss reflected in the restated 2001 comparative figures. The effect of fluctuations in the Canadian to U.S. dollar exchange rates on the Senior Subordinated Notes has been included in the determination of net income, in accordance with new
Canadian GAAP recommendations, for each period prior to July 1, 2002, and given retroactive treatment. Effective July 1, 2002, management designated the Notes as a hedge against the foreign exchange exposure of the Secure
Transactions U.S. operations. The hedge has been applied on a prospective basis from the effective date whereby any foreign exchange translation adjustment of the Notes will reduce offsetting foreign exchange translation adjustment of the U.S. operations which is reflected in the cumulative translation adjustment account within shareholders' equity.

Amortization

Year-to-date consolidated amortization was $19.2 million in 2002, down $7.8 million over the amortization of $27.0 million recorded in 2001. This decrease was primarily attributable to the reduction in the Company's asset base due to the sale of D+H and the write-down of capital and other assets in the third quarter of 2001, offset partially by a $1.3 million increase in amortization at Maxxcom related to the amortization of capital and other asset expenditures incurred over the last year.

Interest, Net

Interest expense on a consolidated basis totalled $22.2 million, down $17.5 million or 44% over the $39.7 million for the first nine months of last year. This decrease primarily related to the reduction in long-term indebtedness accomplished by the Company since September 2001 and lower rates of interest on floating rate indebtedness.

Income (Loss) before Income Taxes, Goodwill Charges and Minority Interest

Income before income taxes, goodwill charges and minority interest was $184.4 million year-to-date at September 30, 2002 compared to a loss before income taxes, goodwill charges and minority interest of $148.8 million in 2001. The $333.2 million difference is mainly due to gains on asset dispositions and foreign exchange in the current year versus the restructuring charges and foreign exchange loss recorded the prior year.

Income Taxes Expense (Recovery)

Income tax expense was $34.4 million in the first three quarters of the year, compared to a recovery of $47.0 million in 2001. Income taxes were 18.7% of income before income taxes, goodwill charges and minority interest in 2002 as compared to 31.6% in 2001.

Goodwill Charges

Goodwill charges for the year-to-date period ended September 30, 2001 were $57.6 million, including a $45.0 million write-off of goodwill related to the restructuring plan. As previously mentioned, effective January 1, 2002, the Company adopted, on a prospective basis, the new accounting recommendations with respect to goodwill and other intangibles.

Minority Interest (Recovery)

Minority interest represents an expense of $4.0 million compared to a recovery of $5.3 million in 2001. The minority interest expense in 2002 related primarily to D+H.

Net Income (Loss) for the Period

The net income generated through the first three quarters of 2002 was $146.0 million. On a comparative basis for the same period of last year, excluding the goodwill charges and a $40.0 million provision against the sale of the discontinued operations of Regal Greetings & Gifts, the net loss was $96.3 million. The decrease in operating income for the nine-month period ended September 30, 2002 was more than offset by the gains recorded for asset dispositions and the unrealized foreign exchange gain recognized in that period.



Liquidity and Capital Resources

Working Capital

At September 30, 2002, working capital was $21.3 million, $3.2 million or 13% lower than the $24.5 million in working capital at December 31, 2001 and $3.4 million or 19% higher than at June 30, 2002. The decrease in working capital since last year end can be primarily attributed to the sale of D+H and other non-core operations, the repurchase of Senior Subordinated
Notes in the second quarter, as well as the effect of both lower earnings and initiatives taken to reduce working capital at Maxxcom. During the quarter, accounts receivable decreased by $7.4 million and inventory and prepaid expenses decreased by $3.2 million. Accounts payable and accrued liabilities decreased by $6.4 million partially offset by a $0.4 million increase in deferred revenue.

     During the quarter, MDC negotiated a new senior credit facility for US$25 million to replace the facility that expired September 30, 2002. The new facility has a term consisting of one year plus a 364 day revolver with the option, subject to certain consents, of a one-year extension at each anniversary date. At September 30, 2002, Maxxcom had operating credit facilities of approximately $75 million. As a result of amendments made subsequent to the quarter end, this facility has been reduced to $60 million until September 30, 2003, when it will be reduced to $58.1 million.
Further reductions will be made each quarter in the amount of $7 million until maturity in March 2005.

     At September 30, 2002, the Company had utilized approximately $42 million under these credit facilities in the form of drawings and letters of credit. Cash and undrawn available bank credit facilities to support the Company's future cash requirements, as at September 30, 2002, was approximately $95 million.

Long-Term Indebtedness

Long-term indebtedness (including the current portion of long-term indebtedness) was $251.7 million, a reduction of $0.9 million compared to the $252.6 million outstanding at June 30, 2002, and a reduction of $287.8 million from the $539.5 million of indebtedness outstanding at December 31, 2001. During the quarter, $12.0 million of long-term indebtedness was repaid, of which $3.0 million related to the U.K. stamp operations and the remainder primarily to repayments at Maxxcom, offset by the effect on the U.S. dollar denominated debt of a weakening in the Canadian to U.S. dollar exchange.

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital, was $11.0 million for the quarter and $28.2 million for the year-to-date period. This represents a decrease of $0.6 million and $15.6 million from the cash flow generated in the respective periods of 2001 reflective of the impact of lower revenues and operating income before other charges combined with the third quarter payment of $1.0 million, a total of $5.1 million on a year-to-date basis of previously accrued restructuring charges.

     Cash flows from investing activities were $0.7 million for the quarter and $246.6 million for the first nine months of the year, compared to 2001 cash expenditures of $33.2 million for the quarter and $123.7 million for the year-to-date period. During the quarter, the proceeds from the disposition of A.E. McKenzie Co. Inc. and The House of Questa, net of the investing activities of Maxxcom and earnout payments amounted to $3.7 million. Capital and other asset expenditures in the third quarter and first nine months of 2002 declined significantly from the same periods of the prior year due to the sale of D+H and other non-core assets and reduced capital expenditures at the remaining operations.

     During the quarter, long-term indebtedness was reduced by $12.0 million, primarily the result of the repayment of $3.0 million of loans related to the U.K. stamp operations and the reduction of indebtedness by Maxxcom.

Outlook

MDC continues to explore opportunities to create and realize value for our shareholders. Recently, Custom Direct, Inc., a wholly owned subsidiary, through the Custom Direct Income Fund filed a preliminary prospectus with the securities regulatory authorities in connection with a proposed initial public offering of units of the Fund. If successful, proceeds of the offering, together with proceeds from a new credit facility, would be used to acquire from the Company an approximate 80% interest in Custom Direct, Inc., MDC's U.S. direct-to-consumer cheque business.

     Management is working diligently to complete the planned divestiture of non-core assets. During the quarter, we concluded the sale of A.E.
McKenzie Co. Inc. and The House of Questa, our U.K. stamp operation, and also completed the divestiture of our Australian ticketing operations.

     Operating results in both our Secure Transactions Division and Maxxcom are encouraging. The significant improvement achieved by the Canadian card operations, U.S. direct-to-consumer cheque and North American stamp operations was the result of increased revenues and production efficiencies. Based on the revenue growth achieved by Maxxcom in the third quarter and recent successes in attracting new business combined with the infrastructure reductions that have been accomplished, management believes
Maxxcom is well positioned for improved profitability from both the traditionally higher fourth quarter revenues and an improving marketing communications industry.

Risks and Uncertainties

There are risks and uncertainties associated with MDC Corporation Inc.'s businesses and the economic environments in which those businesses operate.
These risks and uncertainties are discussed in detail in the Company's
Annual Report to Shareholders for the year ended December 31, 2001.
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Consolidated Interim Financial Statements


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                                                   MDC Corporation Inc.
                                      Consolidated Interim Balance Sheets
                                      (in thousands of Canadian dollars)

                                                                       As at               As at
                                                               September 30,        December 31,
                                                                        2002                2001
-------------------------------------------------------------------------------------------------
                                                                  (Unaudited)           (Audited)
                                                                                        Restated
                                                                                         (note 1)
Assets

Current
       Cash and cash equivalents                                    $ 48,937            $ 59,301
       Accounts receivable                                           119,745             142,769
       Inventory                                                      10,557              23,282
       Prepaid expenses and sundry                                    12,586              11,969
       Future income taxes                                                 -              28,000
                                                         ----------------------------------------
                                                                     191,825             265,321
Capital and other assets                                             130,504             166,439
Goodwill                                                             259,521             462,746
                                                         ----------------------------------------
                                                                   $ 581,850           $ 894,506
-------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current
       Accounts payable and accrued liabilities                    $ 145,320           $ 204,994
       Deferred revenue                                               20,193              23,771
       Current portion of long-term indebtedness                       4,984              12,049
                                                         ----------------------------------------
                                                                     170,497             240,814
Long-term indebtedness                                               246,710             527,468
                                                         ----------------------------------------
                                                                     417,207             768,282
                                                         ----------------------------------------
Minority interest                                                     14,650              15,253
                                                         ----------------------------------------

Subsequent event (note 5)

Shareholders' equity
       Share capital (note 3)                                        144,542             142,599
       Other paid-in capital  (note 4)                                37,521              51,943
       Cumulative translation adjustment                              20,078              13,892
       Retained earnings (deficit)                                   (52,148)            (97,463)
                                                         ----------------------------------------
                                                                     149,993             110,971
                                                         ----------------------------------------
                                                                   $ 581,850           $ 894,506
-------------------------------------------------------------------------------------------------
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The Accompanying notes are an integral part of these financial statements.
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                                                  MDC Corporation Inc.
                             Consolidated Interim Statements of Retained Earnings (Deficit)
                                                       (Unaudited)
                                           (in thousands of Canadian dollars)

                                                                  For the three months                 For the nine months
                                                                   ended September 30,                 ended September 30,
                                                                     2002           2001             2002           2001
-----------------------------------------------------------------------------------------  ------------------------------

Retained earnings (deficit) ,
   beginning of period as previously reported                   $ (57,263)      $ 29,234        $ (73,654)      $ 67,927

Impact of change in accounting for foreign
   currency translation (note 1)                                        -        (12,377)         (23,809)       (10,095)

Impact of transitional goodwill impairment charge (note 1)              -              -          (99,513)             -
                                                           ------------------------------  ------------------------------

Opening retained earnings (deficit), as restated                  (57,263)        16,857         (196,976)        57,832

Net income (loss) for the period                                    5,498       (154,083)         145,977       (193,947)
                                                           ------------------------------  ------------------------------

                                                                  (51,765)      (137,226)         (50,999)      (136,115)
Allocation to other paid-in capital,
net of income tax recovery                                           (383)          (555)          (1,149)        (1,666)
                                                           ------------------------------  ------------------------------

Retained earnings (deficit), end of period                      $ (52,148)    $ (137,781)       $ (52,148)    $ (137,781)
-----------------------------------------------------------------------------------------  ------------------------------

The Accompanying notes are an integral part of these financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                             MDC Corporation Inc.
                                                      Consolidated Interim Statements of Operations
                                                                       (Unaudited)
                                                      (in thousands of Canadian dollars,
                                                         except per share amounts)

                                                                     For the three months                For the nine months
                                                                     ended September 30,                ended September 30,
                                                                           2002            2001               2002            2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Restated                           Restated
                                                                                        (note 1)                           (note 1)

Sales                                                                 $ 221,037       $ 262,343          $ 713,314       $ 827,048

Cost of sales                                                           114,238         129,840            370,196         409,920
                                                               ---------------------------------  ---------------------------------
Gross profit                                                            106,799         132,503            343,118         417,128

Operating expenses                                                       90,420         103,175            282,936         329,299
                                                               ---------------------------------  ---------------------------------

Operating income before other income (charges)                           16,379          29,328             60,182          87,829
                                                               ---------------------------------  ---------------------------------

Other income (charges)
       Net gain on asset dispositions and other charges                   1,854        (154,040)           158,905        (154,040)
       Unrealized foreign exchange gain (loss)                                -         (12,160)             6,702         (15,800)
Amortization                                                             (5,533)         (8,529)           (19,219)        (27,033)
Interest, net                                                            (6,088)        (14,591)           (22,170)        (39,718)
                                                               ---------------------------------  ---------------------------------
                                                               -----------------                  -----------------
                                                                         (9,767)       (189,320)           124,218        (236,591)
                                                               ---------------------------------  ---------------------------------
Income (loss) before income taxes, goodwill charges
     and minority interest                                                6,612        (159,992)           184,400        (148,762)

Income taxes (recovery)                                                   1,006         (48,959)            34,445         (47,044)
                                                               ---------------------------------  ---------------------------------

Income (loss) before goodwill charges and minority interest               5,606        (111,033)           149,955        (101,718)

Goodwill charges, net of income tax recovery                                  -          48,215                  -          57,573
Minority interest (recovery)                                                108          (5,165)             3,978          (5,344)
                                                               ---------------------------------  ---------------------------------
                                                               ---------------------------------  ---------------------------------

Income (loss) from continuing operations                                  5,498        (154,083)           145,977        (153,947)

Loss from discontinued operations                                             -               - -                -         (40,000)
                                                               ---------------------------------  ---------------------------------

Net income (loss) for the period                                        $ 5,498      $ (154,083)         $ 145,977      $ (193,947)
                                                               ---------------------------------  ---------------------------------

Earnings per share
  Income (loss) from continuing operations
Basic                                                                    $ 0.30         $ (9.14)            $ 8.56         $ (9.22)
                                                               ---------------------------------  ---------------------------------
Fully diluted                                                            $ 0.21         $ (9.14)            $ 5.74         $ (9.22)
                                                               ---------------------------------  ---------------------------------

  Net income (loss)
Basic                                                                    $ 0.30         $ (9.14)            $ 8.56        $ (11.59)
                                                               ---------------------------------  ---------------------------------
Fully diluted                                                            $ 0.21         $ (9.14)            $ 5.74        $ (11.59)
                                                               ---------------------------------  ---------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

The Accompanying notes are an integral part of these financial statements.


---------------------------------------------------------------------------------------------------------------------------------
                                                                                MDC Corporation Inc.
                                                                         Consolidated Interim Statements of Cash Flows
                                                                              (Unaudited)
                                                                         (in thousands of Canadian dollars)

                                                                  For the three months               For the nine months
                                                                  ended September 30,                ended September 30,
                                                                         2002            2001               2002            2001
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Restated                           Restated
                                                                                      (note 1)                           (note 1)
Cash provided by (used in)

Operating activities
      Income (loss) from continuing operations                        $ 5,498      $ (154,083)         $ 145,977      $ (153,947)
      Items not involving cash
            Net gain on asset dispositions and other charges           (1,854)        136,469           (158,905)        136,469
            Unrealized foreign exchange loss (gain)                         -          12,160             (6,702)         15,800
            Restructuring and other charges - accrued (paid)             (950)         12,615             (5,141)         12,615
            Goodwill writedown                                              -          45,018                  -          45,018
            Amortization                                                5,533          13,200             19,219          42,762
            Future income taxes                                           275         (48,725)            30,518         (49,779)
            Other                                                       2,511          (5,094)             3,254          (5,186)
                                                                 -----------------------------  ---------------------------------
                                                                       11,013          11,560             28,220          43,752
      Changes in non-cash working capital                               2,736           6,556             (1,308)        (33,732)
                                                                 -----------------------------  ---------------------------------
Cash flows from operating activities                                   13,749          18,116             26,912          10,020
                                                                 -----------------------------  ---------------------------------

Investing activities
      Investments and acquisitions, net                                 3,665         (19,846)           257,352         (78,854)
      Capital assets, net                                              (2,375)         (6,715)            (8,933)        (20,762)
      Other assets                                                       (541)         (6,659)            (1,778)        (24,117)
                                                                 -----------------------------  ---------------------------------
Cash flows from (used in) investing activities                            749         (33,220)           246,641        (123,733)
                                                                 -----------------------------  ---------------------------------

Financing activities
      Proceeds on issuance of long-term indebtedness                        -          51,598              4,855         125,654
      Repayment of long-term indebtedness                             (12,004)        (41,813)          (289,187)        (45,283)
      Issuance of share capital                                             -             168                  -           1,116
      Repurchase of share capital                                           -               -                  -         (10,300)
                                                                 -----------------------------  ---------------------------------
 Cash flows from (used in) financing activities                        (12,004)          9,953           (284,332)         71,187
                                                                 -----------------------------  ---------------------------------

Foreign exchange gain (loss) on cash held in foreign currencies         3,245           1,347                415            (325)
                                                                 -----------------------------  ---------------------------------

Increase (decrease) in cash and
      cash equivalents during the period                                5,739          (3,804)           (10,364)        (42,851)

Cash and cash equivalents, beginning of period                         43,198          21,984             59,301          61,031
                                                                 -----------------------------  ---------------------------------

Cash and cash equivalents, end of period                             $ 48,937        $ 18,180           $ 48,937        $ 18,180
---------------------------------------------------------------------------------------------------------------------------------

The Accompanying notes are an integral part of these financial statements.

Notes to Consolidated Interim Financial Statements

September 30, 2002 (in thousands of Canadian dollars, except per share amounts) (unaudited)

1 . Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited annual financial statements for the year ended December 31, 2001. The significant accounting policies follow that of the most recently reported annual financial statements except for the following:

Foreign Currency Translation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting for foreign exchange gains or losses relating to translation of non-hedged long-term monetary assets and liabilities. Previously such gains or losses were deferred and amortized over the remaining term of the related assets or liabilities. The Institute now requires that exchange gains or losses arising on translation of all monetary items be included in the determination of net income for the current period.

     The effects of the change, which has been applied retroactively, are a decrease to capital assets and retained earnings as at January 1, 2001 of $10,095 and as at January 1, 2002 of $23,809. Net income for the three months ended September 30, 2001 was decreased from the amount previously reported by $9,413, primarily related to the unrealized foreign exchange loss of $12,160. The net loss for the nine months ended September 30, 2001 was increased from the amount previously reported by $11,695, primarily related to the unrealized foreign exchange loss of $15,800.

     Effective July 1, 2002, management designated the Company's 10.5% U.S. Senior Subordinated Notes ("Notes") as a hedge against the foreign exchange exposure of the Secure Transactions U.S. operations. The hedge is applied prospectively from the effective date whereby any foreign exchange translation adjustment of the Notes will reduce offsetting foreign exchange translation adjustment of the U.S. operations which is reflected in the cumulative translation adjustment account within shareholders' equity.

Goodwill and Other Intangibles

Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed in the second quarter and, as a result, a transitional impairment loss of $99,513 (net of income tax recovery of $16,000) was charged to opening retained earnings.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments. These standards require that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statement of operations, and encourages, but does not require, the use of the fair value method for all other types of employee stock-based compensation plans. The Company does not use the fair value method to account for employee stock-based compensation plans but discloses pro forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of options is credited to share capital.

2 . Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

3 . Share Capital

During the nine months ended September 30, 2002, share capital increased $1,943 representing the transfer from other paid-in capital of the option value associated with the 6% convertible notes repaid in March 2002.

      Share option transactions during the nine months ended September 30, 2002 are summarized as follows:

                                              Options Outstanding                 Options Exercisable
                                        --------------------------------- -------------------------------------
                                                Weighted        Weighted
                                                 Average         Average
                                                  Number       Price per             Number    Price per Share
                                             Outstanding           Share        Outstanding
                                        ----------------- --------------- ------------------ ------------------
       Balance, beginning of period          1,857,845          $11.89            1,314,736             $11.67
       Granted                                  57,000            6.15
       Expired and cancelled                  (183,917)           9.12
                                        ----------------- --------------- ------------------ ------------------
       Balance, end of period                1,730,928          $12.09            1,361,677             $12.33
                                        ----------------- --------------- ------------------ ------------------


Share options outstanding as at September 30, 2002 are summarized as follows:

                                                    Options Outstanding                          Options Exercisable
                                     --------------------------------------------------- -------------------------------------
                                                               Weighted        Weighted                              Weighted
                                                                Average         Average                               Average
       Range of                           Outstanding       Contractual       Price per        Exercisable          Price per
       Exercise Prices                         Number              Life           Share             Number              Share
       ----------------------------------------------- --------------------------------- -------------------------------------
             $3.86 -        $9.99             349,300               1.3         $7.80             283,700               $8.34
            $10.00 -       $11.99             529,811               1.9        $10.46             360,311              $10.43
            $12.00 -       $14.25             498,983               1.1        $13.65             446,033              $13.75
            $14.26 -       $18.00             352,834               1.7        $16.59             271,633              $16.67


     The Company records no compensation expense when options are issued to employees but provides pro forma information for options granted after January 1, 2002, as disclosed in note 1, Significant Accounting Policies. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected volatility of 40%; expected option life of 5 years; and no dividend payments. Had compensation expense been recorded for employee stock option grants, the resulting pro forma net earnings and earnings per share would be as follows:

                                                                           Three months ended                Nine months ended
                                                                           September 30, 2002               September 30, 2002
                                                              --------------------------------     ----------------------------

                  Pro forma net income                                                 $5,490                         $145,964
                                                              --------------------------------     ----------------------------

                  Pro forma earnings per share
                           Basic                                                        $0.30                            $8.56
                                                              --------------------------------     ----------------------------
                           Fully diluted                                                $0.21                            $5.74
                                                              --------------------------------     ----------------------------

4 . Other Paid-in Capital

                                                                                           2002               2001
                                                                                ------------------ ------------------
        Balance, beginning of period                                                      $51,943            $47,956
        Allocation upon re-assessment of 7% convertible debentures                       (14,351)               -
        Allocation to share capital upon settlement of 6% convertible note                (1,943)               -
        Allocation from retained earnings                                                   1,872              2,990
                                                                                ------------------ ------------------
                                                                                          $37,521            $50,946
        Balance, end of period
                                                                                ------------------ ------------------

5 . Subsequent Events

On October 22, 2002, the Custom Direct Income Fund filed a preliminary prospectus with the securities regulatory authorities in connection with a proposed initial public offering of units of the Fund. If successful, proceeds of the offering, together with proceeds from a new credit facility, would be used to acquire from the Company an approximate 80% interest in Custom Direct, Inc., the Company's U.S. direct-to-consumer cheque operation.

6 . Segmented Information

Based on the Company's internal management structure, the Company's continuing operations are in primarily two business segments - Secure Transactions and Marketing Communications through Maxxcom Inc. Secure Transactions operations provide security products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products such as airline, transit and event tickets; and stamps, both postal and excise. Maxxcom provides a comprehensive range of communication services which includes advertising, direct marketing, database management, sales promotion, public relations, investor relations, research and consulting, corporate identity, branding and interactive marketing.

-----------------------------------------------------------------------------------------
                                                   Secure
For the three months ended September 30, 2002   Transactions    Maxxcom        Total
-----------------------------------------------------------------------------------------
EARNINGS:
Sales                                            $ 72,923     $148,114     $ 221,037
=========================================================================================

Operating income before other income (charges)   $ 10,298      $ 6,081      $ 16,379
                                               ------------------------------------------
  Net gain on asset dispositions and
    other charges                                   1,854            -         1,854
  Unrealized foreign exchange loss                      -            -             -
  Amortization                                     (2,503)      (3,030)       (5,533)
  Interest, net                                    (3,944)      (2,144)       (6,088)
                                               ------------------------------------------
                                                   (4,593)      (5,174)       (9,767)
                                               ------------------------------------------
Income before income taxes, goodwill
  charges and minority interest                     5,705          907         6,612
  Income taxes                                        744          262         1,006
                                               ------------------------------------------
Income before minority interest                     4,961          645         5,606
  Minority interest                                   108            -           108
                                               ------------------------------------------
Income from continuing operations                 $ 4,853        $ 645       $ 5,498
=========================================================================================


--------------------------------------------------------------------------------------
                                                   Secure
For the three months ended September 30, 2001   Transactions    Maxxcom        Total
--------------------------------------------------------------------------------------
EARNINGS:
Sales                                             $ 124,737    $137,606     $ 262,343
======================================================================================

Operating income before other income (charges)     $ 22,292     $ 7,036      $ 29,328
                                                --------------------------------------

  Net gain on asset dispositions and
    other charges                                  (141,390)    (12,650)     (154,040)
  Unrealized foreign exchange loss                  (12,160)          -       (12,160)
  Amortization                                       (6,097)     (2,432)       (8,529)
  Interest, net                                     (12,429)     (2,162)      (14,591)
                                                --------------------------------------

                                                   (172,076)    (17,244)     (189,320)
                                                --------------------------------------
Loss before income taxes, goodwill
  charges and minority interest                    (149,784)    (10,208)     (159,992)
  Income taxes (recovery)                           (44,456)     (4,503)      (48,959)
                                                --------------------------------------

Loss before goodwill charges and
  minority interest                                (105,328)     (5,705)     (111,033)
  Goodwill charges                                   37,797      10,418        48,215
  Minority interest (recovery)                       (5,165)          -        (5,165)
                                                --------------------------------------

Loss from continuing operations                  $ (137,960)  $ (16,123)    $(154,083)
======================================================================================




---------------------------------------------------------------------------------------
                                                    Secure
For the nine months ended September 30, 2002      Transactions   Maxxcom       Total
---------------------------------------------------------------------------------------
EARNINGS:
Sales                                              $ 278,537    $434,777     $ 713,314
=======================================================================================

Operating income before other income
  (charges)                                         $ 43,227     $16,955      $ 60,182
                                              -----------------------------------------
  Net gain on asset dispositions
    and other charges                                158,905           -       158,905
  Unrealized foreign exchange gain                     6,702           -         6,702
  Amortization                                       (10,660)     (8,559)      (19,219)
  Interest, net                                      (15,841)     (6,329)      (22,170)
                                              -----------------------------------------
                                                     139,106     (14,888)      124,218
                                              -----------------------------------------
Income before income taxes, goodwill
  charges and minority interest                      182,333       2,067       184,400
  Income taxes                                        34,427          18        34,445
                                              -----------------------------------------
Income before minority interest                      147,906       2,049       149,955
  Minority interest                                    3,978           -         3,978
                                              -----------------------------------------
Income (loss) from continuing operations           $ 143,928     $ 2,049     $ 145,977
=======================================================================================

Total assets                                       $ 294,642    $287,208     $ 581,850
=======================================================================================



-----------------------------------------------------------------------------------------
                                                    Secure
For the nine months ended September 30, 2001      Transactions    Maxxcom       Total
-----------------------------------------------------------------------------------------
EARNINGS:
Sales                                                $ 387,892    $439,156     $ 827,048
=========================================================================================

Operating income before other income (charges)       $  66,864    $ 20,965     $  87,829
                                               ------------------------------------------
  Net gain on asset dispositions
    and other charges                                 (141,390)    (12,650)     (154,040)
    Unrealized foreign exchange loss                   (15,800)          -       (15,800)
    Amortization                                       (19,769)     (7,264)      (27,033)
    Interest, net                                      (34,713)     (5,005)      (39,718)
                                               ------------------------------------------
                                                      (211,672)    (24,919)     (236,591)
                                               ------------------------------------------
Loss before income taxes, goodwill
  charges and minority interest                       (144,808)     (3,954)     (148,762)
  Income taxes (recovery)                              (44,173)     (2,871)      (47,044)
                                               ------------------------------------------
Loss before goodwill charges and
  minority interest                                   (100,635)     (1,083)     (101,718)
  Goodwill charges                                      44,154      13,419        57,573
  Minority interest (recovery)                          (5,344)          -        (5,344)
                                               ------------------------------------------
Income (loss) from continuing operations            $ (139,445)  $ (14,502)    $(153,947)
=========================================================================================

Total assets                                         $ 650,835    $315,880     $ 966,715
=========================================================================================


GEOGRAPHIC INFORMATION
                                                  For the three months          For the nine months
                                                   ended September 30,           ended September 30,
                                                    2002         2001             2002         2001
                                               -------------------------    --------------------------

Sales

Canada                                            $51,910     $ 100,501         $ 228,132    $311,010
United States                                     155,954       143,695           445,020     462,750
Other countries                                    13,173        18,147            40,162      53,288
                                              --------------------------    --------------------------

Total                                            $221,037     $ 262,343         $ 713,314    $827,048
                                              --------------------------    --------------------------

Capital Assets and Goodwill

As at September 30,                                                               2002         2001
                                                                            --------------------------
Canada                                                                           $ 64,059    $243,989
United States                                                                     252,086     349,346
Other countries                                                                    20,544      28,631
                                                                            --------------------------

Total                                                                           $ 336,689    $621,966
                                                                            --------------------------

Shareholder Information

Legal Counsel

Canada
Fogler, Rubinoff
Toronto, Ontario

USA
Simpson Thacher & Bartlett
New York, New York

Skadden Arps Slate Meagher & Flom
New York, New York

Auditors

BDO Dunwoody LLP

Bankers

Royal Bank of Canada
Canadian Imperial Bank of Commerce
Bank of Nova Scotia
Bank of Montreal
The Toronto-Dominion Bank
Comerica Bank-Canada
Laurentian Bank of Canada

Transfer Agent

CIBC Mellon Trust Company

CIBC Mellon Trust Company operates a telephone information inquiry line that can be reached by dialing toll-free 1-800-387-0825 or (416) 643-5500.

Correspondence may be addressed to:
MDC Corporation Inc.
c/o CIBC Mellon Trust Company
Corporate Trust Services
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5G 2M7

Investor Relations

For Investor Relations information please call Stephanie Ivy,
Vice-President, Finance (416) 960-9000.

Stock Exchange Listing

The Class A shares of the Company are listed on The Toronto Stock Exchange and on the NASDAQ National Market in the United States.

The Toronto Stock Exchange Trading Symbol

MDZ.A

NASDAQ National Market

MDCA



MDC is a publicly traded international business services organization with operating units in Canada, the United States, the United Kingdom and Australia. MDC provides marketing communications services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products, such as personal and business cheques; electronic transaction products, such as credit, debit, telephone and smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, public relations, public affairs, investor relations, marketing research and consulting, corporate identity and branding, and interactive marketing. Maxxcom's shares are traded on the Toronto Stock Exchange under the symbol MXX.

45 Hazelton Avenue
Toronto, Ontario
Canada M5R 2E3

Phone: (416) 960-9000
Fax: (416) 960-9555

www.mdccorp.com

[MDC Corporation Inc. logo]

                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MDC CORPORATION INC.
                                        ------------------------------------
                                                    (Registrant)

Date:   November 29, 2002               By:       /s/ Walter Campbell
        ------------------------         ------------------------------------
                                                      (Signature)
                                         Walter Campbell
                                         Senior Vice President Finance


     Print the name and title of the signing officer under their signature